Dear Shareholders,

The first quarter of 2014 saw significant progress in the process of revamping BRF’s businesses which continue to grow towards meeting the principal targets and guidelines established in our ambitious BRF 17 strategic plan. The reorganization of the Company’s critical areas together with the launch of high impact initiatives designed to expand the leadership of our brands in Brazil as well as replicate this domestic performance and competiveness in the international market, have indicated that we are on the right track and already point to encouraging results.

During the period, with the elimination of one vice presidency, the operational area was made more agile with the simplification of the structure, which now consists of three divisions, and the hierarchical levels reduced from five to three between the job positions at the industrial plants and senior management. This reorganization will allow greater responsiveness in decision-making, integration of the planning chain and a complete review of CIEX’s (Innovation and Excellence Center) operating scope.

At the same time, BRF’s international structure was reduced from six to four operating regions: Menasa (Middle East, North Africa and Southeast Asia), Americas, Asia and Europe/Eurasia, all of which report to the International CEO, Pedro Faria. The Company’s strategy for the overseas market is to increasingly prioritize the commercialization of higher value added products, thus reducing the volatility in results from the export market and enhancing the returns from our portfolio.

During the quarter, BRF announced two transactions in the Middle East in support of the plan to increase its penetration in the halal market – a market where we believe our leadership can be further enhanced. The first transaction involved the agreement of a binding offer for 40% of the capital stock of the processed foods distributor, Al Khan Foods LLC (AKF) of Oman with the planned acquisition of the rest of capital stock in due course. The second transaction of significance was the acquisition of the remaining economic rights of Federal Foods, our distributor in the United Arab Emirates.

One of the highlights in the period on the domestic front was the roll out of the go-to-market (GTM) strategy for the Mid-Western region and São Paulo. The aim here is to replicate the good results achieved in January with the pilot project in the state of Minas Gerais where we succeeded in expanding the number of our points of sale by 4,000 during the first month. A process which organizes the market to subsequently introduce best practices, our expectation is that the GTM has the potential to reach up to 400,000 points of sale by 2017. Our forecast is that increments in results will not occur only in categories, regions or channels individually but also through a combination of all three.

Again in this first quarter, the Marketing and Innovation Area triggered several product launches. This is in line with our strategy which adjusts our focus to the consumer and to the simplification of production and distribution processes. The intention is to launch products in a consistent and organized manner on the basis of greater integration of the areas of market intelligence, brands, categories and research and development.

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In parallel with new product launches, the Company continues to pursue the reduction of its global portfolio to concentrate on items with greater margins to enhance returns.

All the strategies and projects introduced in the first quarter have been most positive for BRF’s results. Net sales for the quarter were R$ 7.3 billion, a growth of 1.8% compared with the same period in 2013. Operating results were R$ 561.9 million, a year-on-year growth of 5.8% and net income reached R$ 315.4 million a reduction of 12.0% when compared to the R$358,5 million of the 1Q13.

Free Cash Flow generation during the period performed strongly reaching R$ 1.1 billion. This result was a reflection of not only an improvement in the Company’s performance - in which we saw an increase in the year to date market share for the Nielsen readings for industrialized, frozen and pizza lines - but as well as balanced investments and the reduction in working capital.

Finally, the analysis phase of the Zero Based Budget (ZBB) an exercise which we began in January 2014, is nearing completion and the results should be captured during the course of this year.

BRF will continue to invest in improvements of critical issues such as efficiency, quality, innovation and level of service, seeking to be increasingly responsive, market oriented and able to deliver premium results. We are convinced that this process of organizational change will be successful in transforming the Company into a major international benchmark within three years.

Abilio Diniz                                                                                          Cláudio Galeazzi
Chairman                                                                                                  Global Chief Executive Officer

HIGHLIGHTS

1st Quarter 2014 (1Q14)

•         Net sales totaled R$ 7.3 billion, a growth of 1.8% compared to 1Q13, results which were achieved in a more challenging domestic market for consumption and in export business where volumes fell in line with our strategy of reducing volumes in selected markets.

•         The total sales volume in the period was 1.3 million tons, 7.4% less than the same period in 2013, this result was principally driven by the export market.

•         Gross profit amounted to R$ 1.9 billion, 11.5% up on 1Q13, the result of increases in average prices and of cost reduction during the period which produced a 2.3 p.p. gain in growth margin from 23.5% to 25.8%.

•         EBITDA reached R$ 860.8 million, 7.1% more than 1Q13, resulting in an EBITDA margin of 11.7% against 11.1% in 2013.

•         BRF reported a net income of R$ 315.4 million against a net result of R$ 358.5 million in 1Q13, impacted by other operating results and higher net financial expenses.

•         Financial trading volume in the Company’s equities averaged US$ 86.7 million/day in the quarter, 4.6% less than for the same period in 2013.

Highlights (R$ Million)	1Q14	1Q13	var. %
Net Sales	7,339	7,209	1.8
Domestic Market	4,208	4,069	3.4
Exports	3,131	3,139	(0.3)
Gross Profit	1,893	1,697	11.5
Gross Margin	25.8%	23.5%	2.3 p.p
EBIT	562	531	5.8
Net Income	315	359	(12.0)
Net Margin	4.3%	5.0%	(0.7) p.p
EBITDA	861	804	7.1
EBITDA Margin	11.7%	11.1%	0.6 p.p
Earnings per share(1)	0.36	0.41	(12.1)
(1) Consolidated earnings per share (in R$), excluding treasury shares.

Domestic Consumption

A recent Central Bank of Brazil survey (Focus  of April 4, 2014) reveals market expectations for GDP growth in 2014 at 1.63%. On the other hand, the International Monetary Fund (IMF) is forecasting growth somewhat higher at 1.8%. The IMF’s current view on Brazil is that the economy is being affected by restrictions on supply in the domestic market, notably infrastructure, and by continuing lack of growth in private sector investment, a reflection of the low prevailing levels of competitiveness and confidence. Inflation in early 2014 has remained high and close to the upper limit of the official inflation band for the IPCA (Amplified Consumer Price Index) of 6.50%. IMF estimates are for consumer price inflation in Brazil to end the year at 5.9%. This is below the market outlook as measured by the Focus  survey (which is currently forecasting 6.35%), but close to Central Bank forecasts of 6.10%. The IPCA for March reported a variation of 0.92% and 0.23 p.p. more than the rate of 0.69% recorded in the month of February. This was largely a reflection of price inflation in the Food and Drink category and also the Transportation group, representing together 79% of the month’s inflation figure.

The spike in the prices for the Food and Drink group is due in large part to climatic conditions – showing an atypical pattern in several regions of Brazil in these first months of 2014. Rainfall has been below the historic average while temperatures soared, adversely impacting food supplies both with respect to grain production and also livestock derivatives. A further negative reflection of drought conditions has been the reduction in reservoir levels - restricting electricity generation - and in electricity price increases which are now being authorized by the regulator (ANEEL) with the inevitable impact feeding through to the economy in upcoming quarters.

Other factors in addition to inflation are also material in determining consumption such as the rate of unemployment and consumer confidence levels. The unemployment rate for February was 5.1%, an increase over January (which closed at 4.8%). In addition, real habitual incomes were estimated for the month of February 2014 at R$ 2,016. This result was 0.8% higher than reported for January 2014 and 3.1% above February 2013 (R$ 1,955). The month-on-month Consumer Confidence Index (ICC) for March was virtually unchanged at 107.1 vs 107.2 points. This result represents the 14th consecutive month that the index has reported lower than the historical average of 116.3 points.

As for sales in the supermarket sector, LCA Consultores (as for March 2014 based data put out by the IBGE - the government statistics office) maintains its outlook for an increase of 14% in sales for this year (against an increase of 12% in 2013). In January 2014, revenues from supermarkets and hypermarkets totaled R$ 29 billion, an expansion of 12% vs. January 2013, and more than the 10% year-on-year growth recorded in December 2013 vs. December 2014. In relation to nominal sales in the overall retail sector, the consultancy has revised its forecasts up a little and now expects the sector to grow 12% in 2014 (compared with January 2014 when the forecast was 11%), and close to that recorded in 2013.

Brazilian Exports

Historically, the first quarter of the year sees a seasonal trough in protein exports following on from peak consumption levels in the months leading up to the year-end.

A year-on-year comparison reveals an increase in Brazilian exports of chicken meat of 0.7% in terms of volume and a reduction of 11.6% in terms of sales (US$), a reflection of the 12.1% decline in the average prices of exports. Compared with the preceding quarter (4Q13), both volume as well as revenue posted reductions of 11.7% and 13.7%, respectively. Pork exports on a 1Q14 versus 1Q13 comparative basis also registered declines of 8.0% in volume and 8.6% in sales (US$), the average price of exports slipping by 0.7%. Compared with the preceding quarter (4Q13), there was a reduction both in exported volume (13.4%) as well as sales (15.8%). Conversely, beef exports recorded strong growth in 1Q14 compared to 1Q13: 19.2% in volume and 13.9% in sales (US$). However, in comparison with the previous quarter (4Q13), as with other proteins, beef exports also saw a reduction of 7.9% in volume and 12.2% in sales.

Brazilian exports of chicken meat in 1Q14 totaled 907.4 million tons on sales of US$ 1.7 billion. During the quarter, leading importers were unchanged with Saudi Arabia (18% of total exports from Brazil), Japan (10%) and Hong Kong (9%) ranking as the most important. Importantly in March, China – the fifth largest importer in the quarter – announced the certification of five chicken meat processing units, one of them pertaining to BRF (Videira/SC), this in addition to the 24 Brazilian units already certified. Again, in the same month, a delegation from Malaysia visited Brazil to inspect 14 chicken meat production plants, six of them part of the BRF group. The mission’s official report is still pending publication. Also worthy of note is that the first shipment of in natura chicken meat to Thailand and Japan took place in February.

Pork shipment volume in 1Q14 amounted to 110.8 thousand tons in sales of US$ 291.3 million. Russia (31% of total exports from Brazil), Hong Kong (26%) and Angola (12%) were the leading importers while the Ukraine remains closed to Brazilian exports. Two events of major impact during the quarter should be recorded: 1) the spread of porcine epidemic diarrhea (PED) in the USA and other countries; 2) the outbreak of African swine fever in some eastern European countries and the consequent suspension of Russian imports of pork meat originating from Europe – both events having an impact on the world supplies.

Beef shipments in 1Q14 totaled 382.4 thousand tons with sales of US$ 1.6 billion. Of particular importance during the quarter were Brazilian beef exports to Russia, Hong Kong and Egypt. Worthy of note was the announcement at the end of March that the European Union was planning an audit with a view to authorizing the beginning of exports of deboned and matured beef from the states of Tocantins and Roraima and the Federal District. The mission for the evaluation of the Bovine Animals and Water Buffalo Certification and Identification System is scheduled to visit in October 2014.

Investments

Investments in the quarter amounted to R$ 335.8 million, 46.1% less than 2013 and were largely employed in growth, efficiency and support projects. The amount of R$ 120.1 million of the total was invested in biological assets (breeder stock). These values are in line with our guidance of R$1.5 billion of investments which will be divided evenly throughout the year.

Principal disbursements in the period were to the processed product plant under construction in the Middle East. Investments were also dedicated to automation, process improvement and support projects.

In line with Company strategy, we are reducing Capex through the prioritization of projects and focusing Capex investments on improving processes, upgrading automation, logistics, systems (IT) and reducing the focus on increasing production capacity.

Production

BRF produced 1.2 million tons of food in the quarter. In volume terms, this was 7.5% less than reported in 1Q13 due to adjustments in output at the plants in line with the adopted strategy in export markets of reducing production of in natura meats. Volume was also influenced by the closing of a hog slaughtering plant in May 2013, affecting other sales to the domestic market in the comparative analysis. In addition, we are also currently introducing changes and implementing projects for the production of whole chickens and Assa Fácil chicken cuts as well as the production of deboned chicken with the focus on the domestic market.

Production	1Q14	1Q13	ch.%

Poultry Slaughter (million heads)	409	442	(7)
Hog/ Cattle Slaughter (thousand heads)	2,355	2,475	(5)
Production (thousand tons)
Meats	928	1,021	(9)
Dairy Products	193	198	(3)
Other Processed Products	113	114	(1)
Feed and Premix (thousand tons)	2,528	2,740	(8)

Production Launches and Investments in Marketing

BRF’s new product launches were made with a view to renewing the portfolio, repositioning the brands/categories and adding value. In the first quarter of the year, the Company launched 39 new products: 9 domestic market launches, divided in the segments of meat - 5 and dairy products – 4. A total of 17 new products were launched in the International Market and a further 13 for the food services business.

The main launches in the quarter were:

Sadia Frango Fácil Line brings practicality and flavor to the in natura category. The products -chicken legs and thighs and whole chicken - are already seasoned and come in special packaging for roasting, allowing the product to be put in the oven still frozen. The Frango Fácil product is much more succulent and tasty since it comes already pre-marinated in a delicious seasoning of garlic, onion and herbs. The Company also launched Sadia Sabor e Equilíbrio whole turkey breast and Qualy Aera, the very first aerated margarine in Brazil! Aera is 25%

lighter, has an ultra-creamy texture and melts quicker in the mouth, bringing with it a new and irresistible tasting experience.

Again in the domestic market, the Company launched new items in the dairy products range, the principal ones being Batavo yogurts with unusual tastes such as pear and jabuticaba.  Pense Zero pear flavor is the perfect balance between flavor and low calories. This product comes with the addition of vitamin A, C, D and E, 0% fat, 0% sugar and with no artificial coloring. And Batavo Jabuticaba comes with a unique flavor of this most Brazilian of fruits.

In food services, launches were made in the sandwich, ice cream lines as well as in the lines of hams, turkey breast, potato and Tuscan sausage.

BRF Brands

We finished 2013 with the Sadia and Perdigão brands in a position of leadership in their chosen markets and with increased declared consumption in the cold cuts, processed meats and frozen products segments. Both brands are the two most recalled by the consumer (top of mind) in the context of industrialized foods. Qualy also posted leadership and the greatest consumption declaration for the margarine category.

Sadia, Perdigão and Qualy brand equity continues to exceed all other brands in the market, representing strong consumer loyalty from the very first contact with the products.

In 2014, BRF launched some important advertising initiatives, running the new Qualy campaign: (Pão e Fogão) and Sadia (Frango In Natura), a campaign centered around the Juvenal character. The first campaign clip for chicken with the characters of Juvenal and Dona Elvira presents the Sadia total guarantee program and the standards of product quality to the consumer. The campaign involving a mixture of humor and charismatic characters was rated as captivating and with high connectability to the brand in question. The advertisement reached approximately 96% visibility among consumers with “quality” and  “brand loyalty” being the key messages transmitted – the association of these characteristics already inherent to the Sadia name.

Domestic Market

In January, the Company began the new go-to-market (GTM) process in the state of Minas Gerais with very promising results in the capture of active new clients. In March, the model was extended to the state of São Paulo and all regions nationwide should be covered by the end of the first half of 2014. In parallel to this project, BRF also began a process of portfolio rationalization designed to reduce by 40% the total number of processed product SKUs destined for the domestic market by the end of the second quarter. Efforts are also being made to improve the level of service by the Company, among other processes.

In 1Q14, domestic market sales totaled R$3.2 billion, 3.6% greater than 1Q13, despite volumes 2.7% lower principally in the other sales line which reported a decline in volume of 16.3% – a reflection of the divestment of a hog slaughtering plant in May 2013. Average prices rose 6.5%, reflecting an improved portfolio of products and an increase in prices against a year-on-year increase in average costs of 5.3%.

Operating results were R$ 352.6 million, 15.4% less than 1Q13, equivalent to an operating margin of 11.0% against 13.4%, a decline of 2.4 percentage points when compared with the same quarter for 2013. This difference in performance was largely due to the allocation of the of the non-recurring expenses of the restructuring project and increase in expenses of marketing and trade marketing, following the company’s strategy. The basis for comparison is also a tough one since the EBIT for the domestic market in 1Q13 was one of the Company’s highest for the first quarter of any year.

As was the case in the previous two quarters, 1Q14 also suffered the impact of other sales line which showed significant variation in price and volume in the period. This reflected the raw materials sold to the Doux plant (divested in May 2013), a non-recurring factor. If we exclude these other sales from the analysis, then the quarter’s numbers better reflect the real scenario for the domestic market: net operating revenue of R$ 3.0 billion, 4.8% higher than the same period in 2013, a 0.7% increase in volumes with a 4.1% higher average prices.

	THOUSAND TONS				MILLION R$
DOMESTIC MARKET	1Q14	1Q13	ch.%	1Q14	1Q13	ch.%
In Natura	103	102	1	610	617	(1)
Poultry	75	72	4	402	393	2
Pork/Beef	28	30	(8)	208	224	(7)
Processed Foods	352	349	1	2,374	2,229	6
Others Sales	97	116	(16)	232	257	(10)
Total	551	567	(3)	3,215	3,104	4

Market Share – Value %

AC Nielsen database was subject to some methodological changes in 2010, thus distorting any comparison with historical data.

Frozen foods, margarines and dairy products: baseline feb/mar14

*Since 2014 we have begun to report the data for Frozen products jointly, following Nielsen standards to the market (historically BRF reported these data segmented in frozen meat and frozen pasta). Frozen base: feb/mar 13 – 63.3.

Pizzas and specialty meat: baseline jan/feb14

Source: AC Nielsen

Sales by Channel

(% of Net Sales) – Quarterly

Dairy Products

Over the period of Feb/Mar13 and Dec/Jan14, the Brazilian market for UHT milk rose 18.5% in value, reaching R$ 8.1 billion, and shrank 0.8% in volume terms. In the last bimonthly period (Dec/Jan14 vs. Oct/Nov13), the market reported a decline both in volume and value, 4.3% and 12.4%, respectively. In this context, BRF gained market share in volume (1.6 p.p.) and value (1.7 p.p.) from the sales of products under its Batavo, Elegê and Cotochés brands.

The market for chilled products grew 3.4% by volume and 16.2% by value, reaching R$ 6.2 billion year-on-year (Feb/Mar 2013 to Dec/Jan14). In the last bimonthly period (Dec/Jan14 vs. Oct/Nov13), market demand weakened both in volume (3.0%) and also in value (1.8%). BRF increased market share in volume by 0.3 of a percentage point driven by the Elegê brand. BRF has a market share of 12.1% in volume and 11.3% by value.

In relation to the first quarter of 2013, we recorded growth in net sales of 1.3%, totaling R$ 655.9 million. Volumes fell 14.0%, a reflection of the decline in UHT and pasteurized milks vs. 1Q13. The average prices 17.8% higher drove net operating revenue, partially offset by an increase in costs which were 28.3% more than the same period for 2013. Operating results were a negative R$ 10.9 million, representing a loss of 6.1 percentage points due to higher milk collection costs in the period. Quarter-on-quarter performance showed a decline in revenue of 5.6%, and a decline of 8.5% in volume, principally due to the fall in the sales of pasteurized milks.

Dairy	THOUSAND TONS				MILLION R$
	1Q14	1Q13	ch.%	1Q14	1Q13	ch.%
Dry Division	136	141	(3)	352	328	7
Frozen and fresh Division	59	65	(9)	304	304	0
Other sales	-	21	-	-	16	-
Total	195	228	(14)	656	648	1

Food Services

The away-from-home-eating market recorded a growth scenario in relation to the same period in 2013, in spite of being impacted by high inflation rates. The price dynamic for this market is more intimately influenced by factors involving the services sector such as electricity costs, labor and rents, than by the cost of raw materials. As a result, the hike in food prices has not had a significant impact on the market as a whole - contrary to what has occurred with home eating in the period.

BRF registered an increase in net sales of 9.8% in 1Q14 vs. 1Q13, and reaching R$ 401 million. Volume rose by 14.4%, most notable growth being recorded for the elaborate/processed representing 30% of incremental volumes, and other sales (consisting of Food Ingredients) that became part of the business outcome, representing 51% of the change in sales volume compared to the same period of 2013. Excluding other sales the growth in volumes would be 7.1%. We reported a R$ 36.3 million operating result with a decrease in margin due to pressures from increased production costs and without the proportional price pass through. In relation to 4Q13, we saw a decline in indicators due to the seasonal spike in sales in 4Q13.

FOOD SERVICES	THOUSAND TONS				MILLION R$
	1Q14	1Q13	ch.%	1Q14	1Q13	ch.%
Total	56	49	14	401	365	10

Export Market

BRF was able to report some excellent results in 1Q14 despite the changes in the Company’s organizational structure and the challenges of the international market. In the period, the Company exported 535.3 thousand tons – exceeding the volume forecasted for the quarter – while revenues reached R$ 3.1 billion. Operating profit in the Export Market reported a significant improvement of 432.5%, reaching R$ 183.8 million in the quarter against R$ 34.5 million recorded in the same period in 2013. Operating margins were also more robust, posting a 4.9 p.p. increase from 1.1% in 1Q13 to 6.0% in 1Q14.

The situation in the principal markets were as follows during the quarter:

Menasa – despite the activities of other Brazilian players in this market and new customs' regulations in Angola, the Company posted some good results from its business in the Middle East and Africa. Volume exceeded our forecast, totaling 270.1 thousand tons, and revenues were R$ 1.3 billion. During the period, the Company adopted two key measures to consolidate its position in the region. It acquired 100% of the economic rights of Federal Foods and announced the strategic acquisition of 40% of Al Khan Foods LLC (AKF), BRF’s existing distributor in Oman and leader in the distribution of frozen foods for retail, food services and wholesale clients. Both initiatives are in line with the plan to strengthen brand penetration, distribution and portfolio expansion in the region.

Far East – in Japan, the 1Q14 was marked by an equilibrium between supply and demand and favorable negotiating conditions; the period in the Far East included the Chinese New Year festivities registering strong demand. In spite of the outbreak of avian influenza in China and South Korea, the Company was able to report excellent results in the region as a whole. Exported volume was 122.4 thousand tons on revenues of R$ 699.5 million. Worthy of note in the context of sales to the region was the recent announcement by China of the certification of five chicken meat processing plants. One of these was the BRF’s Videira/SC unit – a total of seven of the Company’s units now being authorized to export to China. Additionally, a Malaysian mission visited Brazil in March to inspect chicken meat production. The market in Malaysia for poultry meat has an interesting potential since the country has a population of 30 million and is a major consumer of the product (for religious reasons, the population does not eat pork).

Europe/Eurasia – the continual improvement of the economic scenario in Europe reflected in better prices for the region. In Eurasia the market is experiencing a very favorable period despite the current suspension of exports to Ukraine and the ongoing political conflict in the region. The shortfall in the supply of pork and turkey meat this year has presented the Company with some interesting opportunities. In volume terms, the region accounted for 85.8 thousand tons in exports, equivalent to revenues of R$ 709.8 million, 4.8% higher than the same period last year.

Americas – economic difficulties in Argentina and general adversity in Venezuela were critical for export performance in 1Q14. In the period, the market Americas imported a volume of 66.9 thousand tons on revenues of R$ 419.2 million. It is worth pointing out that after months of indecision, the United States finally opened its market to Brazilian in natura pork exports. Initially, volume will be small but the green light from the US authorities is of major significance to the hog farming sector in Brazil.

Export Market	THOUSAND TONS				MILLION R$
	1Q14	1Q13	ch.%	1Q14	1Q13	ch.%
In Natura	442	495	(11)	2,371	2,476	(4)
Poultry	388	428	(9)	1,930	2,040	(5)
Pork/Beef	54	67	(19)	441	436	1
Processed Foods	94	103	(9)	686	614	12
Other Sales	0	4	-	10	3	-
Total	535	602	(11)	3,067	3,093	(1)

Exports by Region

(% Net Sales) – Quarterly

Operating Results by Business Unit

	EBIT		EBIT Margin
Operating Results	1Q14	1Q13	1Q14	1Q13
Domestic Market	352.6	416.8	11.0	13.4
Export Market	183.8	34.5	6.0	1.1
Food Services	36.3	51.0	9.1	14.0
Dairy	(10.9)	28.8	(1.7)	4.4

Net Operating Sales

In 1Q14, sales revenue rose 1.8% against the same period of the previous year reaching R$ 7.3 billion, driven by the domestic market, with adjustments in prices and better mix, despite the weaker macro scenario.

The export market benefited from an average 18.5% devaluation year on year of the Real against the US Dollar, boosting average prices in Reais by approximately 11.5% for the same comparison. This was instrumental in offsetting the decline in volume of 11.1% - again in line with our strategy of decreasing volumes to regions with low margins - and contributed to maintaining revenue almost flat (a slight decline of 0.8%) year-on-year.

Breakdown of Net Sales (%)

Quarterly

Breakdown of Net Sales (%)

Quarterly

Cost of Sales (COGS)

Cost of sales registered a year-on-year decline of 1.2% with volumes down by 7.4% in the same period.

The costs of labor and milk collection both saw significant increases in relation to 1Q13 as well as the higher cost of freight and packaging, both of which were impacted by currency devaluation during the period. Animal feed in 1Q14 suffered a small year-on-year unit increase driven by soybean meal prices, while in relation to 4Q13, costs rose less but were influenced by increase in corn prices. Market data indicates a year-on-year decline in corn prices of 10.5% and soybean meal, an increase of 26.3%. Quarter-on-quarter, corn prices rose 11.9% while soybean meal fell 7% on the same comparative basis (source: Safras e Mercados). It is also worth mentioning that with the reduction in volumes since the end of 2013, there was reduced production to dilute fixed costs at the industrial units, impacting the cost per ton sold - which increased.

FINANCIAL AND ECONOMIC SCENARIO

Gross Profit and Gross Margin

The Company reported gross profits of R$ 1.9 billion in 1Q14, 11.5% more than the R$ 1.7 billion recorded in the same period of 2013. Gross margin posted an increase of 2.3 percentage points from 23.5% to 25.8% in 1Q14 due to especially the increase in average prices.

Operating Expenses

In 1Q14, BRF’s operating expenses recorded a year-on-year increase of 9.9% or 16.5% of net operating revenue, as opposed to 15.3% for the same period in 2013. Commercial expenses rose 11.0%, principally in the light of marketing expenses and trade marketing. This increase was due to the alignment with the Company’s strategy of placing a greater focus on the consumer and commercial aspects of the business. Administrative expenses fell 1.0% in relation to 1Q13 with reduction in expenses relating to consultancy work.

Other Operating Expenses

The Company reported a total of R$ 128.5 million in Other Operating Expenses in 1Q14, 88.1% higher than the R$ 68.3 million for 1Q13. Included in this amount are certain non-recurring operating revenues such as a R$ 8.0 million net gain in the sale of fixed assets and a R$ 19 million gain following a final ruling of a lawsuit in favor of the Company. On the other hand, there were continuing non-recurring expenses with the Restructuring Plan in the amount of R$ 46.0 million, including adjustments in staff and executives, and consultancies, expenses with claims of R$ 5.0 million above the same period in 2013, as a result of the fire at the Toledo plant. A provision was also set aside for employee results sharing, R$ 11.7 million above the 1Q13 amount in the light of the more promising prospects for this year’s targets.

Operating result before financial expenses and operating margin

Operating result before financial expenses was R$ 561.9 million in the quarter, 5.8% more than 1Q13, the operating margin being 7.7% of Net Sales against 7.4% in the previous year.

Financial Expenses

The net financial expenses amounted to R$ 196.5 million in the quarter, 93.1% more than 1Q13. This increase largely reflects financial expenses due to higher interest on loans and the accounting of grains acquired given the pressure on corn prices at the end of the quarter, as well as currency variation over investments abroad. Compared with the 4Q13, there was a significant decline in this value, strongly influenced by currency appreciation.

In the light of the high level of exports, the Company conducts operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), it uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) to execute hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (in the Financial Expenses line).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure in the balance sheet. The balance sheet currency exposure was USD 28.7 million long position in 4Q13 and was at USD 73.9 million long position for the 1Q14.

On March 31, 2014, the non-financial derivative instruments designated as hedge accounting for cash flow hedging amounted to USD 600 million. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports in their respective currencies, totaled USD 617.7 million,

EUR 82.5 million and GBP 24.5 million. These instruments also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to other comprehensive income.

The Company’s net debt was R$ 6.0 billion, 11.7% less than reported for December 31, 2013, resulting in a net debt to EBITDA ratio (last twelve months) of 1.88 times.

Debt

		3/31/2014		12/31/2013
Debt - R$ Million	Current	Non-Current	Total	Total	Ch.%

Local Currency	(2,448)	(1,575)	(4,023)	(4,073)	(1)
Foreign Currency	(373)	(5,662)	(6,035)	(6,466)	(7)
Gross Debt	(2,821)	(7,237)	(10,058)	(10,538)	(5)
Cash Investments
Local Currency	943	161	1,104	1,091	1
Foreign Currency	2,964	-	2,964	2,663	11
Total Cash Investments	3,907	161	4,068	3,754	8
Net Accounting Debt	1,086	(7,076)	(5,990)	(6,784)	(12)
Exchange Rate Exposure - US$ Million			74	29	155

Trend in Net Debt/EBITDA

Quarterly evolution

Financial cycle

The Company has been working on the optimization of its working capital. This has resulted in an improvement in the financial cycle from 58 days in March 2013, representing 14.8% of Net Sales, to 41.8 days in March 2014, 11.0% of Net Sales.

In 2014, the Company expects Capex levels to remain unchanged during the year while at the same time making further improvements in the management of accounts payable, receivable and inventories.

Free Cash Flow Generation

Free cash flow (EBITDA – Variation in the Financial Cycle – Capex) in 1Q14 was R$1.1 billion against R$ 578.2 million generated in 4Q13 and R$518.2 million in 3Q13. This increase reflects the operational improvements in the period, greater efficiency in the use of working capital and optimization of Capex.

Equity income result

The equity income result generated from the participation in the result of affiliates and subsidiaries (Joint Ventures) in 1Q14 together accounted for a gain of R$ 11.5 million against a gain of R$ 7.4 million in the same period for the previous fiscal year. This represents a reduction of R$ 4.1 million principally due to the result of the Federal Foods affiliate.

Income tax and social contribution

Income tax and social contribution recorded an expense of R$ 45.9 million in the quarter against an expense of R$ 73.0 million in 1Q13, representing an effective tax rate of 12.6% and 17.0%, respectively. The underlying factors explaining an effective tax rate lower than the nominal rate are related to tax breaks accruing from the payout of interest on capital, subsidies granted on investments as well as benefits relating to currency variation on overseas investments.

Participation of non-controlling shareholders

The result attributed in the quarter to non-controlling shareholders largely reflects the results of the subsidiaries in Argentina and representing an expense of R$ 4.0 million against an income of R$ 2.2 million in the same quarter of the previous fiscal year.

Net income and net margin

Net income for the period was R$ 315.4 million, equivalent to a net margin of 4.3% against 5.0% in 1Q13 and therefore a reduction of 0.7 percentage point in relation to 1Q13. This result reflects the increase in operating expenses, mainly in marketing and trade marketing, other operating expenses arising mainly from the restructuring plan and the increase in net financial expenses compared with the same quarter in the previous year.

EBITDA

As from 1Q14, we shall no longer be publishing the adjusted EBITDA but rather disclosing EBITDA in accordance with the following table. In 1Q14, EBITDA was R$ 860.8 million, 7.1% more than in 1Q13. This represents an EBITDA margin of 11.7% against 11.1% which the Company reported in 1Q13.

EBITDA - R$ Million	1Q14	1Q13	% ch.
Net Income	315	359	(12)
Income Tax and Social Contribution	46	73	(37)
Net Financial	197	102	93
Depreciation and Amortization	303	271	12
=EBITDA	861	804	7

EBITDA – 1st Quarter Trend

(R$ million)

EBITDA- Quarterly Trend

(R$ million)

Shareholders’ equity

On March 31, 2014, Shareholders’ Equity amounted to R$ 15.2 billion against R$14.7 billion on December 31, 2013, an increase of 3.2%.

Capital markets

The closing price of BRF’s shares in 1Q14 was R$ 45.30 on the São Paulo Stock Exchange (BM&FBovespa), a decline of 8.0% while the Company’s ADRs closed at US$ 19.98 on the New York Stock Exchange, a 4.3% decline. The stock performance was below the negative 2.1% performance in the same period for the Ibovespa, the stock index which tracks the most liquid shares on the Brazilian stock exchange.

The Company’s market value amounted to R$ 39.5 billion, a growth of 1.6% compared with 1Q13.

Trend in BRF shares X Ibovespa x NYSE

PERFORMANCE	1Q14	1Q13	4Q13

BRFS3 - BM&F Bovespa
Share price - R$ *	45.30	44.60	49.25
Traded shares (Volume) - Millions	174.1	140.5	114.6
Performance	(8.0%)	5.7%	(8.8%)
Bovespa Index	(2.1%)	(7.5%)	(1.6%)
IGC (Brazil Corp. Gov. Index)	(1.9%)	(0.1%)	0.4%
ISE (Corp. Sustainability Index)	(3.6%)	0.2%	1.4%

BRFS - NYSE
Share price - US$ *	19.98	22.11	20.87
Traded shares (volume)- Millions	114.1	140.5	68.7
Performance	(4.3%)	4.7%	(14.9%)
Dow Jones Index	(0.7%)	11.3%	9.6%
*Closing price

Financial trading volume (1Q14)

The average was US$ 86.7 million/day, 4.6% below the same period in 2013.

Share performance on the São Paulo stock exchange (BM&FBovespa) (1Q14)

ADR performance on the NYSE (1Q14)

CORPORATE GOVERNANCE

Corporate Governance

Diffused control

Baseline date: March 31, 2014

Number of shares: 872,473,246 (common)

Capital Stock: R$ 12.5 billion

Rating

The Company has been assigned an investment grade rating of BBB- by Fitch Ratings, and Standard & Poor’s and Baa by Moody’s - all with stable outlook.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its corporate bylaws and regulations.

Risk management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under Explanatory Note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional security and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on April 29, 2014, management declares that it has discussed, reviewed and agreed the information expressed in the report of the independent auditors and with the financial information for the three months ending March 31, 2014.

Social Report

BRF has a worldwide payroll of 110 thousand, operating in Brazil with 48 manufacturing plants, 30 distribution centers, TSPs, livestock farms and sales branches and, overseas, with 9 industrial units in Argentina and 2 in Europe (the United Kingdom and the Netherlands), in addition to a further 22 commercial offices.

The Company adopts a policy of internal recruiting and decentralization of the selection process to the individual units. This helps drive the local economies, thus collaborating with the social development. The principal aim is to attract, select and direct manpower in accordance with  profile and potential, hiring those individuals aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a job vacancy.

Enhancement of human capital

In the first quarter of 2014, BRF continued to implement its Leadership Development Programs. Some 390 supervisors and coordinators completed the “Our Way of Leading” program and the “Formation of Leaders” program prepared a further 30 members of our staff. Approximately 80 executives took part in the “Leadership Integration (e-learning)” program. All these programs are scheduled to be run throughout 2014. Other learning programs are being created to foster the new BRF culture.

The Commercial area ran several training groups in the quarter. More than 5,500 staff among the leadership and salespersons are being trained and prepared in a new form of commercial client service through the GTM – Go-to-Market project.

In January, the 23 candidates selected for the trainee program for 2014 began their activities at BRF and since then have been in the job rotation phase around the Company’s various areas.

The BRF Interns’  program totaled 448 active interns in March 2013.

The Summer Internship Program 2014 is designed to identify young potential from the most prestigious MBA schools around the world able to make a contribution to the Company’s strategies. The selection stage for this program began in October 2013. In January, final approval was given for the selected candidates and in February, a proposal sent out and hiring procedures begun.

In the quarter, 9,200 staff from the commercial area were able to watch Sales TV which discusses different strategic topics related to the commercial area’s activities. We continue to broadcast monthly actions on TV BRF. This institutional channel with a global reach interacts simultaneously with the units both in Brazil and overseas. It is directed at an internal audience mobilizing around 106 thousand employees from the most diverse units throughout the world: corporate, sales, logistics, livestock farms, etc. Transmissions are live and broadcast monthly or by webcast so that the greatest number of employees possible can be reached.

SSMA

The Health, Safety and Environment Management program - SSMA continues to make significant progress. In November 2013, the accident rate with time off work was the lowest in the Company’s history with a frequency rate (TF) of 1.02.

Comparing the two consecutive years, the accumulated indicator for 2013 reported a reduction of 12.18%, the TF rate for 2013 dropping to 1.73 from 1.97 in 2012.The 2013 accident frequency rate with time off work has recorded an aggregate decline of 84.55% since 2008.

As from September, 2013, the SSMA program has been extended to BRF’s Transportation and Distribution areas for a period of one year and covering the   regional offices of Paraná, Santa Catarina and Rio Grande do Sul. This sweeps up 27 units with employees in the Slaughtering and Processing, Agricultural, Dairy Products, Distribution and Transportation areas. The initiative covers 41% of the transportation operation and 33% of the vehicle fleet.

In 2014, the program will be further expanded to BRF’s other regional offices and the entire transportation network.

Stock option plan

The Company has currently granted a total of 5,258,676 stock options to 159 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012, April 9, 2013 and April 04, 2014 at the Extraordinary and Annual General Shareholders’ Meeting, respectively. The plan contemplates the CEO, vice presidents, officers and other executives at BRF.

Added Value Distribution

Added Value Distribution (R$ million)	1Q14	1Q13	ch. %
Human Resources	1,050	1,017	3
Taxes	892	912	(2)
Interest / Rents	604	382	58
Retention	315	359	(12)
Non-controlling shareholders	4	(2)	-
Total	2,865	2,668	7

Disclaimer

All statements contained in this report with regard to the Company’s business prospects, projections and results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to change.

BRF S.A. Consolidated
FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
R$ million	1Q14	1Q13	Ch. %
Net Sales	7,339	7,209	1.8

Cost of sales	(5,446)	(5,512)	(1.2)
% of NS	-74.2%	-76.5%	230 bps

Gross Profit	1,893	1,697	11.5
% of NS	25.8%	23.5%	230 bps

Operating Expenses	(1,214)	(1,105)	9.9
% of NS	-16.5%	-15.3%	(120) bps
Selling Expenses	(1,112)	(1,002)	11.0
% of NS	-15.2%	-13.9%	(130) bps
Fixed	(672)	(561)	19.9
Variable	(440)	(441)	(0.3)
General and Administrative Expenses	(102)	(103)	(1.0)
% of NS	-1.4%	-1.4%	-
Honorary of our administrators	(7)	(5)	34.7
% of NS	-0.1%	-0.1%	-
General and administrative	(95)	(98)	(3.0)
% of NS	-1.3%	-1.4%	10 bps

Operating Income	679	592	14.7
% of NS	9.3%	8.2%	110 bps

Other Operating Results	(129)	(68)	88.1

Equity Income	12	7	55.5

Result before financial income	562	531	5.8
% of NS	7.7%	7.4%	30 bps

Net Financial Income	(196)	(102)	93.1

Pre-tax income	365	429	(14.9)
% of NS	5.0%	6.0%	(100) bps
Income tax and social contribution	(46)	(73)	(37.1)
% of pre-tex income	-12.6%	-17.0%	440 bps

Net income before participation	319	356	(10.4)

Participation of non-controlling shareholde	(4)	2	-

Net Income	315	359	(12.0)
% of NS	4.3%	5.0%	(70) bps

EBITDA	861	804	7.1
% of NS	11.7%	11.1%	60 bps

BRF S.A. Consolidated
BALANCE SHEET

BALANCE SHEET - R$ Million	03.31.2014	12.31.2013	ch. %

Assets	31,983	32,375	(1)
Current Assets	13,086	13,243	(1)
Cash and cash equivalents	3,313	3,128	6
Financial investments	543	460	18
Accounts receivable	2,857	3,338	(14)
Recoverable taxes	1,338	1,303	3
Assets held for sale	173	149	0
Securities receivable	137	149	(8)
Inventories	3,056	3,112	(2)
Biological assets	1,203	1,206	(0)
Other financial assets	51	12	337
Other receivables	270	283	(4)
Anticipated expenses	145	104	39

Non-Current Assets	18,897	19,132	(1)
Long-term assets	3,289	3,445	(5)
Cash investments	57	56	2
Accounts receivable	8	8	(2)
Escrow deposits	506	479	6
Biological assets	566	569	(0)
Securities receivable	361	354	2
Recoverable taxes	783	801	(2)
Deferred taxes	532	666	(20)
Other receivables	372	414	(10)
Restricted cash	104	99	4

Permanent Assets	15,608	15,687	(1)
Investments	119	108	10
Property, plant and equipment	10,769	10,822	(0)
Intangible	4,719	4,758	(1)

Liabilities	31,983	32,375	(1)
Current Liabilities	7,809	8,436	(7)
Loans and financing	2,691	2,697	-
Suppliers	3,737	3,675	2
Payroll and mandatory social charges	451	433	4
Taxes payable	261	254	3
Dividends/interest on shareholders’ equity	4	337	(99)
Management and staff profit sharing	84	177	(53)
Other financial liabilities	130	357	(64)
Provisions	234	244	(4)
Employee pension plan	49	49	-
Other liabilities	168	214	(21)

Non-Current Liabilities	9,009	9,242	(3)
Loans and financing	7,237	7,485	(3)
Suppliers	137	146	(6)
Taxes and social charges payable	15	19	(24)
Provision for tax, civil and labor contingencies	781	775	1
Deferred taxes	16	21	(23)
Employee pension plan	253	242	4
Other liabilities	570	554	3

Shareholders’ Equity	15,164	14,696	3
Capital stock paid in	12,460	12,460	-
Capital reserves	114	114	-
Profit reserves	2,539	2,512	1
Other related results	(232)	(354)	(35)
Retained profits (losses)	315	-	-
Interest on shareholders’ equity	(27)	-	-
Treasury shares	(49)	(77)	(37)

Participation of non controling shareholders	42	41	3

BRF S.A. Consolidated
CASH FLOW

Cash Flow - R$ million	1Q14	1Q13	Ch. %

Operating Activities
Result for the fiscal year	315	359	(12)
Adjustments to the result	281	512	(45)

Changes in assets and liabilities
Accounts receivable from clients	484	129	276
Inventory	59	(170)	(135)
Interest on Shareholders' Equity received	2	52	(95)
Suppliers	54	(121)	-
Payment of contingencies	(39)	(24)	64
Interest payments	(122)	(129)	(6)
Payment of income tax and social contribution	(3)	(46)	(94)
Salaries, social obligations and others	(84)	(15)	469
Net cash provided by operating activities	947	546	73

Investment Activities
Financial investments	3	32	(90)
Investment in restricted cash	(4)	(3)	52
Increase in capital subsidiaries	-	(10)	-
Other investments	(2)	(55)	(97)
Acquisition of fixed assets/investments	(214)	(419)	(49)
Acquisition of biological assets	(120)	(121)	(1)
Revenue from the sale of fixed assets	48	1	3.636
Intangible investments	(0)	(29)	(99)
Cash from (invested) investment activities	(289)	(603)	(52)

Financing activities
Loans and financing	(69)	(304)	(77)
Interest on shareholders' equity	(365)	(175)	109
Sale of treasury stocks	29	5	538
Cash from (invested) in financing activities	(405)	(474)	(15)

Currency variation on cash and cash equivalents	(67)	(19)	256

Net increase (decrease) in cash held	186	(549)	-

Cash and cash equivalents at the beginning of the period	3.128	1.931	62
Cash and cash equivalents at the end of the period	3.313	1.381	140